                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Patriot Bank Corp.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   703356-10-5
               ___________________________________________________
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO. 703356-10-5                    13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Patriot Bank
        Employee Stock Ownership Plan
        IRS ID No. 23-2820537
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF
                             308,512
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                               53,324
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                              361,836
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               361,836
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              7.7% of 4,683,579 shares of Common Stock outstanding as of December 31, 1996.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               PATRIOT BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Patriot Bank Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            High and Hanover Streets
            Pottstown, Pennsylvania  19464

Item 2(a)   Name of Person Filing:
            Patriot Bank
            Employee Stock Ownership Plan
            Trustee: CoreStates Bank, N.A.*
                     P.O. Box 1
                     Pennington, New Jersey  08534-9973
            *Purchased Meridian Trust Co. in May 1996

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            High and Hanover Streets
            Pottstown, Pennsylvania  19464

Item 2(c)   Citizenship:
            Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:  703356-10-5

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1996, the reporting person beneficially owned 361,836 shares of the issuer. This number of shares represents 7.7% of the common stock, par value $.01, of the issuer, based upon 4,683,579 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 368,512 of the shares and shares voting power over 53,324 shares. The reporting person has the sole power to dispose or direct the disposition of 361,836 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 6, 1997
             ______________________________________________________
                                     (Date)

                               /s/ Richard A. Elko
             ______________________________________________________
                                   (Signature)

                             Chief Financial Officer
             ______________________________________________________
                                     (Title)









                              Page 5 of 5 pages